

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2022

Becky Roof
Interim Chief Financial Officer
Faraday Future Intelligent Electric Inc.
18455 S. Figueroa Street
Gardena, CA 90248

> **Re: Faraday Future Intelligent Electric Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed May 13, 2022**
> **File No. 001-39395**

Dear Ms. Roof:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing